Exhibit 99.1
Sun Life Financial declares quarterly dividend on
Common and Preferred Shares
TORONTO — (October 30, 2008) — The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a quarterly shareholder dividend of $0.36 per common share, payable January 2, 2009 to shareholders of record at the close of business on November 19, 2008. This is the same amount as paid in the previous quarter.
The Board of Directors of Sun Life Financial Inc. also announced the following quarterly dividends on its Class A Non-Cumulative Preferred Shares payable on December 31, 2008 to shareholders of record at the close of business on November 19, 2008: $0.296875 per Series 1 share; $0.30 per Series 2 share; $0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per Series 5 share.
Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2008, the Sun Life Financial group of companies had total assets under management of $389 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Steve Kee Assistant Vice-President, Communications Tel: 416-979-6237 steve.kee@sunlife.com	Paul Petrelli Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com